Mail Stop 4720

August 6, 2009

By U.S. Mail and facsimile (631) 360-9380

Bradley E. Rock
Chairman, President and Chief Executive Officer
Smithtown Bancorp, Inc.
100 Motor Parkway, Suite 160
Hauppauge, New York 11788

> **Re: Smithtown Bancorp, Inc.**
> **Form 10-K and Form 10-K/A for December 31, 2008**
> **Definitive Proxy Statement filed March 12, 2009**
> **Form 10-Q for March 31, 2009**
> **File Number 000-13314**

Dear Mr. Rock:

We have reviewed the above referenced filing and related materials and have the following comments. Where indicated, we think your documents should be revised. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In other comments, where indicated, we think you should revise your document in response to these comments in future filings. In your response, please indicate your intent to include the requested revision in future filings and provide a draft of your proposed disclosure. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may have additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-Q for the period ended March 31, 2009

Note 7 – Securities, page 12

1.   We note your response to comment 7 of our letter dated July 9, 2009. We have the following additional comments on your Pooled Trust Preferred Funding III LTD Series 144A security.

- Please tell us and revise future filings to disclose if principal and interest payments are still being made on a timely basis.

- Please provide us with the cash flow analyses you used to support a realizable value equal to or greater than the carrying value of security. Please identify all of the key assumptions and explain how you determined the assumptions were appropriate and consistent with FSP FAS 115-1 and FAS 124-1 and related guidance. Specifically address the following related to the assumptions used in your cash flow analysis:

  1. Discount rate: tell us the discount rate used in your impairment analysis and how you determined it;
  2. Deferrals and defaults:
     a) Please tell us in detail how you developed your estimate of future deferrals and defaults. Specifically tell us if and how you considered the specific collateral underlying each individual security;
     b) Please tell us the dollar amount of deferrals and defaults experienced by the trust by quarter;
     c) Please tell us your estimate of future deferrals and defaults and compare your estimate to actual amounts experienced to date;
     d) Tell us how you treat deferrals (e.g. – do you treat deferrals the same as defaults); and
     e) Tell us about your recovery rate.

- Please tell us how you considered information received after the balance sheet date but before you issued your financial statements in your other-than-temporary impairment analysis at March 31, 2009. Specifically tell us if you received information regarding interest deferrals or defaults or credit rating downgrades and how this information affected your analysis at each period end.

- Please revise future filings to clearly disclose how you calculate excess subordination and explain how the subordination percentage relates to other column descriptions in order for an investor to understand why this information is relevant and meaningful.

2.   We note your press release filed as an exhibit to your Item 2.02 Form 8-K filed on July 30, 2009. We also note you recorded a $255 thousand impairment loss on

securities. Please tell us to what individual and/or group of securities this relates to. Furthermore, please update the impairment analysis you provided us for your "other investments" as of June 30, 2009.

* * * * *

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Your response letter should key your responses to our comments, indicate your intent to include the requested revision in future filings, provide a draft of your proposed disclosure and provide any requested information. We may have additional comments after reviewing your response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please direct any questions on accounting matters to Babette Cooper at 202-551-3396, or to Amit Pande, Accounting Branch Chief, at 202-551-3423. Please direct any other questions to Eric Envall at 202-551-3234, or to me at 202-551-3464.

Sincerely,

Kathryn S. McHale